EXHIBIT 12.1

MID-AMERICA APARTMENT COMMUNITIES, INC.

Statement of Computation of Consolidated Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(in thousands, except rations)

	Three Months
	Ended	Twelve Months Ended December 31,
	March 31, 2012	2011	2010	2009	2008	2007

Income from continuing operations	$15,851	$37,732	$29,972	$32,343	$30,491	$32,632
Equity in loss of real estate joint ventures	31	593	1,149	816	844	(5,330)
Fixed charges:
Interest expense	14,350	58,612	55,895	56,994	62,010	63,639
Estimate of interest within rental expense	-	-	-	-	-	-
Deferred financing costs	771	2,902	2,627	2,374	2,307	2,407
Interest capitalized	638	1,156	66	252	826	795
Distributed income of equity investees	459	1,402	1,735	120	1	9,855
	32,100	102,397	91,444	92,899	96,479	103,998
Interest capitalized	(638)	(1,156)	(66)	(252)	(826)	(795)
Net income attributable to noncontrolling
interest in pre-tax income of subsidiaries that have not incurred fixed charges	-	-	-	-	-	-
Earnings	$31,462	$101,241	$91,378	$92,647	$95,653	$103,203

Fixed charges:
Interest expense	$14,350	$58,612	$55,895	$56,994	$62,010	$63,639
Estimate of interest within rental expense	-	-	-	-	-	-
Deferred financing costs	771	2,902	2,627	2,374	2,307	2,407
Interest capitalized	638	1,156	66	252	826	795
Fixed charges	$15,759	$62,670	$58,588	$59,620	$65,143	$66,841

Ratio of earnings to fixed charges	2.0x	1.6x	1.6x	1.6x	1.5x	1.5x

Fixed charges:
Interest expense	$14,350	$58,612	$55,895	$56,994	$62,010	$63,639
Estimate of interest within rental expense	-	-	-	-	-	-
Deferred financing costs	771	2,902	2,627	2,374	2,307	2,407
Interest capitalized	638	1,156	66	252	826	795
Preferred stock dividends	-	-	6,549	12,865	12,865	13,688
Combined fixed charges and preferred
stock dividends	$15,759	$62,670	$65,137	$72,485	$78,008	$80,529

Ratio of earnings to combined fixed charges
and preferred stock dividends	2.0x	1.6x	1.4x	1.3x	1.2x	1.3x